Filed Pursuant to Rule 433

Registration No. 333-152620

Final Term Sheet

August 12, 2008

BRUNSWICK CORPORATION

$250,000,000

9.75% SENIOR NOTES DUE 2013

ISSUER:	Brunswick Corporation
TITLE OF SECURITIES:	9.75% Senior Notes due 2013
EXPECTED RATINGS:	Baa3/BB+ (Moody’s/S&P)
TRADE DATE:	August 12, 2008
SETTLEMENT DATE (T+3):	August 15, 2008
MATURITY DATE:	August 15, 2013
AGGREGATE PRINCIPAL AMOUNT OFFERED:	$250,000,000
PRICE TO PUBLIC (ISSUE PRICE):	100.00%
PROCEEDS TO BRUNSWICK (BEFORE EXPENSES):	$247,812,500
BENCHMARK TREASURY:	T 3.375% due July 31, 2013
BENCHMARK TREASURY YIELD:	3.178%
INTEREST RATE:	9.75%
INTEREST PAYMENT DATES:	February 15 and August 15, beginning February 15, 2009
DENOMINATIONS:	$1,000 X $1,000
DAY COUNT:	30/360

OPTIONAL REDEMPTION:

In whole or in part at any time at a redemption price equal to the greater of (i) 100% of the principal amount of notes to be redeemed, plus accrued interest to the redemption date or (ii) the sum of the present values of the remaining principal amount and scheduled payments of interest on the notes to be redeemed (not including interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis at the Treasury Rate, as defined in the prospectus supplement, plus 50 basis points, plus accrued interest to the redemption date.

CHANGE OF CONTROL:

If Brunswick experiences a “Change of Control Triggering Event,” as defined in the prospectus supplement, each holder of the notes may require Brunswick to repurchase some or all of its notes at 101% of their principal amount, plus accrued and unpaid interest to the repurchase date.

INTEREST RATE ADJUSTMENT:

The interest rate payable on the notes will be subject to adjustment from time to time if the rating assigned to the notes is downgraded (or subsequently upgraded) under the circumstances described in the prospectus supplement. Adjustment begins at Ba2/BB (Moody’s/S&P) and is capped at 2.00%.

JOINT BOOKRUNNERS:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC and J.P. Morgan Securities Inc.
CO-MANAGERS:	Greenwich Capital Markets, Inc., Morgan Stanley & Co. Incorporated, Deutsche Bank Securities Inc., SunTrust Capital Markets, Inc. and Wells Fargo Securities, LLC.
CUSIP:	117043AK5
REFERENCE DOCUMENT:	Prospectus Supplement, dated August 12, 2008; Prospectus, dated August 11, 2008.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free to Merrill Lynch, Pierce, Fenner & Smith at (866) 500-5408; Banc of America Securities LLC at (800) 294-1322; or J.P. Morgan Securities Inc. at (212) 834-4533.

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